Exhibit 99.4

NICE Receives Highest Scores Across All Four Use Cases in 2021 Gartner Critical Capabilities for Workforce Engagement Management

Hoboken, N.J., July 19, 2021 – NICE (Nasdaq: NICE) today announced that it has received the highest scores in each of the four use cases among vendors evaluated in the 2021 Gartner Critical Capabilities for Workforce Engagement Management research report. The company scored more than 4.2 out of 5 in all four use cases, including Information Access (4.24/5), Process Efficiency (4.22/5), Customer Intelligence (4.28/5), and Intelligent Dialogue (4.23/5).

NICE’s WEM solutions, of which CXone is a centric part, are based on a native cloud platform and infused with advanced artificial intelligence (AI) capabilities to enable customer service organizations to gain continuous visibility into employee performance using desktop analytics, empower agents with gamification, facilitate compliance and proactively identify regulation or data security violations – all aimed at empowering the workforce with a smart approach.

Earlier this year, the company launched Agile WEM, which allows organizations to virtually connect the workforce under one roof to sustain high employee engagement in today’s work-from-anywhere reality. Recognizing the need for agility, the Agile WEM solution helps organizations motivate, guide and inspire employees while staying ready to rapidly adapt and respond to changing business needs.

“The heartbeat of every contact center is its employees, said Paul Jarman, NICE CXone. “They are the driving force behind customer satisfaction, and so it is imperative for any company desiring brand loyalty to first ensure agent engagement. Our ongoing recognition in the Gartner Critical Capabilities for Workforce Engagement Management reports, I believe, is a testament to our steadfast commitment to innovation and to powering smart solutions that not only help businesses build a company culture that employees value, but also increase efficiency and improve operations.”

NICE advanced portfolio of WEM solutions includes NICE Workforce Management (WFM), NICE Performance Management (NPM), NICE Employee Engagement Management (EEM), NICE Quality Central, NICE Back Office Proficiency Essentials and Workforce Management as well as NICE Sales Performance Management. A central part of NICE’s WEM solutions suite is CXone, a unified, enterprise-grade platform based on an open cloud foundation that lets contact centers be agile by innovating rapidly, scaling securely, deploying quickly, and enabling the delivery of next-gen, digitally fluent experiences to customers and employees globally.

Gartner, Critical Capabilities for Workforce Engagement Management, Jim Davies, Jim Robinson, Kim Dans, Mark Dauigoy, 26 April 2021. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.